[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

February 15, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc.
Securities Act File No. 2-74452
Investment Company Act File No. 811-3290
Post-Effective Amendment No. 53

Ladies and Gentlemen:

On behalf of BlackRock Equity Dividend V.I. Fund (formerly, BlackRock Utilities and Telecommunications V.I. Fund) (the “Fund”), a series of BlackRock Variable Series Funds, Inc. (the “Registrant”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 53 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to make certain changes to the Fund’s investment objective, investment strategies and risks. As a result of these changes, effective October 1, 2010, the Fund no longer concentrates its investments in utilities companies (which include telecommunications companies). Instead, the Fund invests in a broader universe of equity securities that are dividend paying securities. The changes mirror the BlackRock Equity Dividend Fund (File Nos. 33-14517 and 811-5178). The Registrant notes that in order to meet the needs of the separate accounts of the insurance companies through which the Fund is sold, the Fund must be in position to deliver printed copies of the Fund’s prospectus to the insurance companies no later than April 15, 2011. Consequently, on behalf of the Registrant, we hereby respectfully request that the Staff provide any comments to the Amendment as soon as practicable but no later than April 8, 2011.

On or around April 15, 2011, the Registrant will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s and the other series of the Registrant’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8681.

Very truly yours,

/s/ Jack D. Cohen
Jack D. Cohen

Enclosures

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC
Aaron Wasserman, Esq., BlackRock Advisors, LLC